UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 57943/June 10, 2008

ADMINISTRATIVE PROCEEDING
File No. 3-13016

In the Matter of   :
                                 :

EMPYREAN BIOSCIENCE, INC.,   :   ORDER MAKING FINDINGS AND
LANGUAGEWARE.NET CO. LTD., and :   REVOKING REGISTRATIONS BY
UNCLE B'S BAKERY, INC.   :   DEFAULT

The Securities and Exchange Commission (Commission) issued its Order Instituting Proceedings (OIP) on April 21, 2008, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The Office of the Secretary and the Division of Enforcement (Division) have provided evidence that delivery was made or attempted on all three Respondents by April 23, 2008. No Answers have been filed and the time for filing has expired.

By Order dated May 13, 2008, I directed Respondents to show cause why they should not be held in default and why the registrations of their registered securities should not be revoked. No responses to the Order to Show Cause have been filed and the time for filing has expired. Accordingly, all three Respondents are in default. See Rules 155(a)(2) and 220(f) of the Commission's Rules of Practice. As authorized by Rule of Practice 155(a), the following allegations of the OIP are deemed true.

Empyrean Bioscience, Inc. (EMDG) (CIK No. 1074626), is a void Delaware corporation located in Cleveland, Ohio, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). EMDG is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended June 30, 2002, which reported a net loss of $1,591,000 for the prior six months. As of April 15, 2008, the common stock of EMDG was traded on the over-the-counter markets.

Languageware.net Co. Ltd. (LWNTF) (CIK No. 945321), is an Israeli corporation located in Colorado Springs, Colorado, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). LWNTF is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2000, which reported a net loss of $10,327,000 for the prior nine months. On February 27, 2001, LWNTF filed an application in Jerusalem District Court seeking liquidation of the company under Israeli law on the grounds of insolvency. As of April 15, 2008, the common stock of LWNTF was quoted on the Pink Sheets, had six market makers, and was eligible for the piggyback exception of Exchange Act Rule 15c2-11(f)(3). The common stock of

LWNTF had an average daily trading volume of 19,811 shares for the six months ended March 7, 2008.

Uncle B's Bakery, Inc. (Uncle B's) (CIK No. 911886), is an Iowa corporation located in Ellsworth, Iowa, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Uncle B's is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended April 30, 1998, which reported a net loss of $865,854 for the prior nine months. On September 4, 1998, Uncle B's filed a Chapter 11 petition in the U.S. Bankruptcy Court for the Northern District of Iowa. The proceeding was later converted into a Chapter 7 proceeding and was terminated on August 23, 2002.

All of the Respondents are delinquent in their periodic filings with the Commission, have repeatedly failed to meet their obligations to file timely periodic reports, and failed to heed delinquency letters sent to them by the Division of Corporation Finance requesting compliance with their periodic filing obligations or, through their failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters.

Exchange Act Section 13(a) and the rules promulgated thereunder require issuers of securities registered pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers to file annual reports (Forms 10-K or 10-KSB) and Rule 13a-13 requires issuers to file quarterly reports (Forms 10-Q or 10-QSB).

As a result of the foregoing, Respondents failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder.

IT IS ORDERED THAT, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of Empyrean Bioscience, Inc., Languageware.net Co. Ltd., and Uncle B's Bakery, Inc., are revoked.

_____
James T. Kelly
Administrative Law Judge